UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200	**77067**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 1, 2008, at a special meeting of stockholders, ExpressJet Holdings, Inc. (the "Company") received stockholder approval for a proposal to amend the Company's Restated Certificate of Incorporation (the "Charter") to effect a one-for-ten reverse split (the "Reverse Split") of the Company's common stock, par value $0.01 per share (the "Common Stock"). The Company filed a certificate of amendment (the "Certificate of Amendment") to the Charter with the Secretary of State of the State of Delaware immediately following the meeting to effect the Reverse Split. The Certificate of Amendment also reduced the number of authorized shares of the Company's common stock from 400,000,000 to 150,000,000. A copy of the Certificate of Amendment is attached to this Current Report on Form 8-K as Exhibit 3.1 and incorporated herein by reference.

Pursuant to the rules of the New York Stock Exchange, the Reverse Split will become effective on October 2, 2008. At that time, each ten (10) outstanding shares of Common Stock of the Company are combined into and automatically became one (1) outstanding share of Common Stock of the Company and the number of authorized shares of Common Stock is reduced to 150,000,000 from 400,000,000. The Reverse Split reduced the number of outstanding shares of Common Stock from 216,910,182 to approximately 21,691,018 shares. Any stockholder who beneficially owns fractional shares of the Common Stock as a result of the Reverse Split will receive cash in lieu of the fractional shares. The Certificate of Amendment did not change the par value of the Common Stock, which remains at $0.01 per share.

Item 7.01 Regulation FD Disclosure.

On October 1, 2008, we issued a press release announcing the results of the vote at the special meeting of stockholders. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

3.1 Certificate of Amendment to the Restated Certificate of Incorporation of ExpressJet Holdings, Inc. dated October 1, 2008.

99.1 Press Release dated October 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: October 1, 2008   /s/ Phung Ngo-Burns
                                          Phung Ngo-Burns
                                          Vice President and Chief Financial Officer

EXHIBIT INDEX

3.1	Certificate of Amendment to the Restated Certificate of Incorporation of ExpressJet Holdings, Inc. dated October 1, 2008.
99.1	Press Release dated October 1, 2008.